Exhibit 99(d)(17)

SECOND AMENDMENT TO SUB-ADVISORY AGREEMENT

This Amendment is made as of February 10, 2014, between Janus Capital Management LLC, a Delaware limited liability company (the “Sub-Adviser”), and Ohio National Investments, Inc., an Ohio corporation (the “Adviser “).

BACKGROUND

A. Sub-Adviser and Adviser are parties to a Sub-Advisory Agreement dated November 1, 2005, as amended October 1, 2009, (the “Agreement”).

B. The parties wish to amend the Agreement as set forth below.

AMENDMENT

For good and valuable consideration, the receipt of which is acknowledged, the parties agree as follows:

1. Effective December 21, 2013, the first sentence of Section 4 of the Agreement shall be deleted and replaced with the following:

“In consideration of the Sub-Adviser’s services to the Fund hereunder, the Sub-Adviser shall be entitled to a sub-advisory fee, payable monthly, at the annual rate of (a) 0.55% of the first one hundred fifty million dollars ($150,000,000) of the average daily net assets of the Portfolio and (b) 0.45% of the average daily net assets of the Portfolio in excess of one hundred fifty million dollars ($150,000,000) during the month preceding each payment (the “Sub-Advisory Fee”).

2. The Agreement, as supplemented by this Amendment, is ratified and confirmed.

3. This Amendment may be executed in two or more counterparts, which together shall constitute one instrument.

JANUS CAPITAL MANAGEMENT LLC		OHIO NATIONAL INVESTMENTS, INC.

By:	/s/ Russell P. Shipman	By:	/s/ Christopher A. Carlson
Name:	Russell P. Shipman	Name:	Christopher A. Carlson
Title:	SVP, Retirement Strategy	Title:	President